Exhibit 99.1

BioNTech Expands Management Board
by Appointing James Ryan as Chief Legal Officer

MAINZ, Germany, August 14, 2023 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced that the Supervisory Board has appointed James Ryan, Ph.D., to the Management Board as Chief Legal Officer (CLO), effective September 1, 2023. As part of the Management Board, James Ryan will continue to lead the Company’s corporate legal strategy and global legal operations including transactions, corporate governance, securities, intellectual property (IP), insurance, data privacy, among others. Prior to his appointment to the Management Board, James Ryan served as the Company’s General Counsel and Senior Vice President Legal & IP.

“We are looking forward to welcoming James Ryan to the Management Board. Since joining BioNTech in 2018, he has been a trusted advisor and a proven senior leader, given his extensive global experience across key healthcare legal and compliance domains,” said Helmut Jeggle, Chairman of the BioNTech Supervisory Board. “James Ryan has played a pivotal role in BioNTech’s development from a private business into a globally integrated biopharmaceutical company. He combines scientific and legal expertise in an extraordinary manner, contributing to BioNTech’s continued success and growth trajectory. We also value James for his contributions to strengthen BioNTech’s unique culture and his commitment to continue to do so in the future.”

“BioNTech is entering a decisive phase in the Company’s transformation. As our pipeline candidates move into later stages of clinical development, we are working towards trials with registrational potential and focus on building commercial capabilities for potential market launches,” said James Ryan, Senior Vice President Legal & IP and Chief Legal Officer-designate at BioNTech. “I believe BioNTech has a unique opportunity to contribute to improving the health of people worldwide and I am looking forward to help accomplish this crucial mission as part of the Management Board.”

James Ryan has nearly 20 years of global legal and IP expertise in the pharmaceutical industry. He joined BioNTech in July 2018. Since then, he has guided the Company through a wide range of key business, IP and transactional activities, equity capital markets transactions including the Company’s IPO in 2019, mergers and acquisitions, and strategic collaborations. He and his teams played a pivotal role in the successful development of the Pfizer-BioNTech COVID-19 Vaccine, supporting every aspect of the program, its launch and commercialization.

James Ryan has a Ph.D. in epigenetics from the University of St Andrews, is a member of the Law Society of England & Wales, and is a member of the Law Society of Ireland.

Supporting material: Photos of Helmut Jeggle and James Ryan, Ph.D. can be found in BioNTech’s newsroom.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor (CAR) T cells, several protein-based therapeutics, including bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (ADC) therapeutics, as well as small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including DualityBio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, OncoC4, Regeneron, Sanofi, and Pfizer.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not be limited to, statements concerning: the potential benefits of BioNTech’s leadership hires; BioNTech’s research and development programs, including statements regarding studies or trials with registrational potential and related preparatory work and the availability of results; and BioNTech’s focus on building commercial capabilities for potential market launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; the ability to produce comparable clinical results in future clinical trials; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech's product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech's ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale BioNTech’s production capabilities and manufacture BioNTech’s product candidates; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2023 and in subsequent filings made by BioNTech with the U.S. Securities and Exchange Commission (“SEC”), , which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

CONTACTS

BioNTech
Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de